centrica

taking care of the essentials

82-4578

03 DEC -5 AM 7:21

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	2 December, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

03037974

Please find following a Stock Exchange Announcement recently released.

PROCESSED

DEC 15 2003

THOMSON FINANCIAL

Secretariat

dw 12/8

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

2 December, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Energy Management and Storage Presentation
The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 6GD

Centrica plc
Energy Management and Storage Presentation
3rd December 2003

As part of its commitment to give greater insight into its operations and its strategy, on 3rd December Centrica plc is holding a presentation for analysts and institutional investors on its Energy Management Group and the Centrica Storage Limited operations in the UK.

At the presentation senior members of the energy management team will talk about the Group's skills and experience in building and managing a flexible and efficient upstream asset and contract portfolio. They will give their view on current issues in the UK market including the forward price curves, security of supply, the renewables obligation and emissions trading. They will also discuss how their hedging strategy and balanced portfolio approach maximises value over the complete economic cycle.

A separate presentation will be given by the Managing Director of Centrica Storage Ltd on the Rough storage facility.

A full copy of the slides will be available at 1pm on 3rd December at www.centrica.com/investors. An audio webcast and transcript will be available from Friday, 5th December 2003.

Further information:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085